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                         December 22, 2022

       Peter J. Arduini
       President and Chief Executive Officer
       GE Healthcare Holding LLC
       500 W. Monroe Street
       Chicago, IL 60661

                                                        Re: GE Healthcare
Holding LLC
                                                            Registration
Statement on Form S-1
                                                            Filed December 14,
2022
                                                            File No. 333-268797

       Dear Peter J. Arduini:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Christodoulos
Kaoutzanis, Esq.